-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response ..... 11
                                                   -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                    CELLULAR TECHNICAL SERVICES COMPANY, INC.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    151167103
                                    ---------
                                 (CUSIP Number)

                             Edward R. Mandell, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151167103                    13D/A                   Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Stephen Katz
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power   264,220 (includes currently
Shares Bene-                              exercisable options to purchase
ficially Owned                            43,290 shares of common stock)
By Each               ----------------------------------------------------------
Reporting         8.  Shared Voting Power           0
Person With           ----------------------------------------------------------
                  9.  Sole Dispositive Power   264,220 (includes currently
                                               exercisable options to purchase
                                               43,290 shares of common stock)
                      ----------------------------------------------------------
                 10.  Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        264,220 (includes currently exercisable options to purchase 43,290 shares of common stock)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        11.32%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 151167103                    13D/A                   Page 3 of 5 Pages
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

        This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Cellular Technical Services Company, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2815 Second Avenue, Suite 100, Seattle, Washington 98121.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) The name of the individual filing this statement is Stephen Katz.

     (b) Mr. Katz's business address is c/o Cellular Technical Services Company, Inc., 20 East Sunrise Highway, Valley Stream, NY 11581.

     (c) Mr. Katz's principal occupations are Chairman and Chief Executive Officer of the Company and engaging in personal investments.

     (d) Mr. Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Katz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Katz is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Only personal funds were used by Mr. Katz for open market purchases of Common Stock. The Board of Directors of the Company granted Mr. Katz 90,000 shares of Common Stock in consideration for services provided to the Company.

ITEM 4.    PURPOSE OF TRANSACTION.

         Mr. Katz acquired the Common Stock for investment purposes only. Unless otherwise set forth herein, and excepting the activities of Mr. Katz on behalf of the Company in his official capacities as an officer and director, Mr. Katz has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

CUSIP No. 151167103                    13D/A                   Page 4 of 5 Pages
--------------------------------------------------------------------------------

Exchange Act of 1934 or (j) any action similar to any of those enumerated above; except that Mr. Katz may from time to time acquire additional shares of the Company's common stock in the open market.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) Amount beneficially owned: 264,220 shares of Common Stock, comprising 11.32% of the outstanding shares of Common Stock. This amount includes currently exercisable options to purchase 43,290 shares of common stock.

        (b) Mr. Katz has the sole power to vote and dispose of the 264,220 shares of Common Stock beneficially owned, except that Mr. Katz may not sell 45,000 shares of Common Stock granted to him under the 2002 Stock Incentive Plan (the "Plan") until April 10, 2004 and he may not sell the remaining 45,000 shares of Common Stock granted to him under the Plan until June 10, 2004.

        (c) On May 30, 2003 Mr. Katz purchased 100 shares of Common Stock at $.60 per share through open market purchases effected through a broker.

            On June 5, 2003, the stockholders of the Company approved the Plan. Pursuant to the Plan, Mr. Katz received 45,000 shares of Common Stock granted to him by the Company's Board of Directors on April 10, 2003, that had been held in escrow pending the approval of the Plan by the stockholders of the Company. On June 10, 2003, the Board of Directors of the Company granted Mr. Katz an additional 45,000 shares of Common Stock pursuant to the Plan.

            Pursuant to a financial settlement agreement entered into on May 28, 2003 in connection with divorce proceedings, on June 16, 2003 Odyssey Financial Company, which is controlled by Mr. Katz, made a liquidating distribution of 41,273 shares of Common Stock to Mr. Katz.

        (d) None.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     None.

CUSIP No. 151167103                    13D/A                   Page 5 of 5 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   June 17, 2003
                                        ----------------------------------------
                                                          Date

                                                  /s/ Stephen Katz
                                        ----------------------------------------
                                                       Signature

                                                     Stephen Katz
                                        ----------------------------------------
                                                     (Name/Title)